Exhibit 3.1

USE BLACK INK ONLY • DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Biosolar, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3. Shares

The corporation is authorized to issue 500,000,000 shares of common stock, par value $0.000l.

Effective upon the filing by the Secretary of State of Nevada of this Certificate of Amendment to the Certificate of Incorporation (the "Effective Time"), the common stock that the corporation is authorized to issue prior to the Effective Time shall be converted at a ratio of one (1) for thirty (30). After the Effective Time, the total number of common stock that the corporation is authorized to issue shall be 16,666,667 shares of common stock, par value $.0001. See Annex A.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required In the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation• have voted in favor of the amendment is:
N/A

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other tight given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised 3-6-09

ANNEX A

The corporation is authorized to issue 500,000,000 shares of common stock, par value $0.0001.

Effective upon the filing by the Secretary of State of Nevada of this Certificate of Amendment to the Certificate of Incorporation (the "Effective Time"), the common stock that the corporation is authorized to issue prior to the Effective Time shall be converted at a ratio of one (1) for thirty (30). After the Effective Time, the total number of common stock that the corporation is authorized to issue shall be 16,666,667 shares of common stock, par value $.000l.

After the Effective Time, each thirty (30) shares of common stock of the corporation, par value $.0001 ("Old Stock") issued and outstanding or reserved for issuance, shall automatically without any action by the holder thereof, be changed and reclassified into one (1) share of fully-paid and non-assessable common stock ("New Stock") and each certificate which prior to the Effective Time represented thirty (30) shares of the Old Stock shall, form and after the Effective Time be deemed to represent one (1) share of the New Stock. Any owner of less than a single full share of New Stock shall be entitled to receive the next highest number of full shares of New Stock in lieu of any interest in New Stock in lieu of such fractional interest.